Atlantic Coastal Acquisition Corp. II

6 St Johns Lane, Floor 5

New York, NY 10013

January 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Atlantic Coastal Acquisition Corp. II Registration Statement on Form S-1 File No. 333-261459

Dear Ms. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Coastal Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 13, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Pillsbury Winthrop Shaw Pittman LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Stephen C. Ashley, of Pillsbury Winthrop Shaw Pittman LLP, special counsel to the Company, at (212) 858-1101, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer